SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 7)*

BRF S.A.

(Name of Issuer)

Common shares, no par value per share, including in the form of American Depositary Shares

(Title of Class of Securities)

10552T1071

(CUSIP Number)

Tarpon Investimentos S.A.

Att.: Compliance Office

Avenida Brigadeiro Faria Lima, 3355

04538-133 São Paulo, SP Brazil

(55 11) 3074-5800

With a Copy to:

William Sorabella, Esq.

David Feirstein, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

212-446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

[1]	CUSIP number is for the American Depositary Shares (ADSs) of BRF S.A., each representing one common share.

CUISP No. 10552T107

1.	Names of reporting persons Tarpon Investimentos S.A.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions): OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Brazil
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 69,485,935
	8.	Shared voting power 0
	9.	Sole dispositive power 69,485,935
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 69,485,935
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.70%[2]
14.	Type of reporting person (see instructions) HC

[2]	The percentages used herein are calculated based upon 799,005,245 Shares outstanding based on information disclosed by the Issuer.

CUSIP No. 10552T107

1.	Names of reporting persons Tarpon Gestora de Recursos S.A.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Brazil
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 69,485,935
	8.	Shared voting power 0
	9.	Sole dispositive power 69,485,935
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 69,485,935
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.70%[3]
14.	Type of reporting person (see instructions) IA

[3]	The percentages used herein are calculated based upon 799,005,245 Shares outstanding based on information disclosed by the Issuer.

CUSIP No. 10552T107

1.	Names of reporting persons José Carlos Reis de Magalhães Neto
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Brazil
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 69,485,935
	8.	Shared voting power 0
	9.	Sole dispositive power 69,485,935
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 69,485,935
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.70%[4]
14.	Type of reporting person (see instructions) IN

[4]	The percentages used herein are calculated based upon 799,005,245 Shares outstanding based on information disclosed by the Issuer.

Item 1. Security and Issuer

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”), filed on March 13, 2013 (the Original Schedule 13D, as amended and supplemented by Amendment No. 1 filed on January 22, 2013, Amendment No. 2 filed on January 27, 2013, Amendment No. 3 filed on March 3, 2014, Amendment No. 4 filed on March 26, 2014, Amendment No. 5 filed on March 2, 2016, Amendment No. 6, filed on April 12, 2017, and this Amendment No. 7, the “Schedule 13D”), relating to the common shares, no par value per share (“Common Shares”), including in the form of American Depositary Shares, (the “ADSs”), of BRF S.A. (the “Issuer”), a sociedade por ações incorporated under laws of the Federative Republic of Brazil (“Brazil”). The address of the principal executive offices of the Issuer is 1400 R. Hungria, 5th Floor, Jd América; 01455000 São Paulo – SP; Brazil.

Capitalized terms not defined in this Amendment No. 7 shall have the meanings ascribed to them in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

In Amendment No. 1, the Reporting Persons described the Special Purpose Fund, a limited partnership which held certain Common Shares and whose shares were included as shares beneficially owned by the Reporting Persons since its formation. On May 4, 2017, the Common Shares held by the Special Purpose Fund were distributed in kind to the limited partners of the Special Purpose Fund, including certain of the Reporting Persons and other limited partners who are not associates or affiliates of the Reporting Persons, in connection with the dissolution of the Special Purpose Fund. This Amendment No. 7 is being filed to update the ownership that the Reporting Persons have of the Common Shares following such distribution. In connection with such withdrawal and dissolution, on May 4, 2017, a fund managed by Tarpon Gestora de Recursos S.A. received an in-kind distribution of an aggregate of 36,093 Shares.

Item 5. Interest in Securities of the Issuer.

Items 5 (a) and (b) of the Schedule 13D are hereby amended and supplemented by adding the following information:

(a, b) The percentages used herein are calculated based upon 799,005,245 Shares outstanding based on information disclosed by the Issuer.

TISA, as the holding company controlling Tarpon Gestora, may be deemed to be the beneficial owner of 69,485,935 Common Shares, representing 8.70% of the outstanding Common Shares.

Tarpon Gestora, as the sole investment advisor of the Funds, may be deemed to be the beneficial owner of 69,485,935 Common Shares, representing 8.70% of the outstanding Common Shares.

Mr. Reis de Magalhães Neto, as the sole portfolio manager of Tarpon Gestora registered with the CVM, may be deemed to be the beneficial owner of 69,485,935 Common Shares, representing 8.70% of the outstanding Common Shares.

The Reporting Persons do not own any Common Shares in the form of ADSs.

Each of the Reporting Persons has (1) the shared power to vote or direct the vote and (2) the shared power to dispose or direct the disposition of all of the Common Shares that each party may be deemed to beneficially own. Each of the Reporting Persons disclaims any beneficial ownership in any of the Common Shares, except to the extent of their pecuniary interest therein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits=

Exhibit No.	Title

Exhibit 99.1:	Joint Filing Agreement*

*	Previously filed

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated: May 4, 2017

TARPON INVESTIMENTOS S.A.

By:	/s/ José Carlos Reis de Magalhães Neto
Name: José Carlos Reis de Magalhães Neto
Title: Executive Officer

TARPON GESTORA DE RECURSOS S.A.

By:	/s/ José Carlos Reis de Magalhães Neto
Name: José Carlos Reis de Magalhães Neto
Title: Executive Officer

JOSÉ CARLOS REIS DE MAGALHÃES NETO

By:	/s/ José Carlos Reis de Magalhães Neto

Exhibit Index

Exhibit No.	Title

Exhibit 99.1:	Joint Filing Agreement*

*	Previously filed

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